Dreyfus Municipal Bond Fund

ANNUAL REPORT August 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Municipal Bond Fund covers the 12-month period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Paul Disdier.

The U.S. economy alternated between signs of strength and weakness during the reporting period, causing heightened volatility in the municipal bond market. Although the Federal Reserve Board twice raised short-term interest rates toward the end of the reporting period, municipal bond prices have generally held up better than many analysts expected, as investors apparently have revised their economic expectations in response to the situation in Iraq, higher energy prices and some disappointing labor statistics.

Recent market volatility and the move to a less accommodative monetary policy may be signaling the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2004



DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

How did Dreyfus Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund achieved a total return of 7.20%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 7.11% for the same period.[2] In addition, the average total return for all funds reported in the Lipper General Municipal Debt Funds category was 6.44%.[3]

Municipal bond prices rose in the closing months of 2003 as the market recovered from a sharp sell-off during the previous summer, but tax-exempt securities made little headway over the first eight months of 2004. The fund produced a higher return than its Index and Lipper category average, primarily due to its duration management and yield-curve positioning strategies, which enabled the fund to take full advantage of market rallies during periods of economic uncertainty.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital.

To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund will invest at least 75% of its assets in municipal bonds rated A or better or the unrated equivalent as determined by Dreyfus. The fund may invest up to 25% of its assets in municipal bonds rated below A or the unrated equivalent as determined by Dreyfus, including bonds rated below investment-grade quality ("high-yield" or "junk" bonds). The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate

environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income or that are trading at attractive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The reporting period began in the wake of one of the most severe six-week declines in the municipal bond market's history, and bond prices gradually recovered over the next four months as U.S. labor markets remained sluggish and inflation remained low. Because we had positioned the fund for a market recovery in the wake of the previous summer's decline, the fund posted above-average returns during the first half of the reporting period.

Soon after 2004 began, however, many investors began to look forward to stronger economic growth and became concerned that long-dormant inflationary pressures might resurface, which they believed would hurt bond prices. Our analysis of economic and market conditions resulted in a generally neutral average duration position and a more intent focus on intermediate-term bonds, where we believed values were most attractive. This strategy held back the fund's performance over the short term, when stronger economic data and unexpected employment gains caused bond prices to fall in the early spring. Bonds in the intermediate-term part of the maturity spectrum were particularly hard-hit as non-traditional institutional investors and hedge funds attempted to profit from heightened price volatility.

Soon thereafter, however, new data showed that economic growth was weaker than many expected, and the market generally rallied through

the summer. Because it was positioned for a rally, the fund's performance strengthened through the end of the reporting period.

What is the fund's current strategy?

Although the Federal Reserve Board began raising short-term interest rates in late June, new data released toward the end of the reporting period indicated that the U.S. economy remained sluggish. In addition, given the impact of higher energy prices and a softer economic picture, we became less concerned about significant hikes in the federal funds rate and other short-term interest rates. Accordingly, we adopted a somewhat more constructive investment posture, extending the fund's average duration to a range we considered slightly longer than industry averages. In addition, we shifted the fund's focus from bonds in the intermediate-term range toward those with maturities of approximately 20 years. This change was designed to capture higher yields from longer-term securities and to position the fund for potential capital appreciation over time. Finally, we increased the fund's holdings of higher-yielding bonds that seemed to us to be attractively valued, including bonds issued by hospitals, industrial development agencies and the state of California.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect through November 30, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Municipal Bond Fund and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 8/31/04*

	1 Year	5 Years	10 Years
Fund	**7.20%**	**5.21%**	**5.07%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Municipal Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Bond Fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2004

Expenses paid per $1,000†	$ 3.38
Ending value (after expenses)	$1,004.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

Expenses paid per $1,000†	$ 3.40
Ending value (after expenses)	$1,021.77

† Expenses are equal to the fund's annualized expense ratio of .67%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

August 31, 2004

Long-Term Municipal Investments—98.7%	Principal Amount ($)	Value ($)
Alabama—3.1%		
Alabama Housing Finance Authority, SFMR:		
6.45%, 10/1/2025	1,935,000	1,986,277
6.10%, 10/1/2027	3,815,000	3,961,954
Alabama Industrial Development Authority, SWDR		
(Pine City Fiber Co.) 6.45%, 12/1/2023	4,900,000	4,924,598
Alabama Public School and College Authority:		
9.175%, 7/1/2015	11,760,000 [a,b]	14,567,465
(Capital Improvement)		
5.50%, 7/1/2019	29,250,000	32,566,657
Courtland Industrial Development Board, EIR		
(International Paper Co.)		
6.25%, 8/1/2025	8,000,000	8,380,640
Alaska—1.8%		
Alaska, General Purpose		
5.25%, 8/1/2009 (Insured; FSA)	11,720,000	13,070,613
Alaska Energy Authority, Power Revenue (Bradley Lake)		
6%, 7/1/2017 (Insured; FSA)	5,730,000	6,842,537
Alaska Housing Finance Corp.		
9.895%, 12/1/2019	10,000,000 [a,b]	10,953,200
Anchorage, Electric Utility Revenue		
6.50%, 12/1/2015 (Insured; MBIA)	6,135,000	7,674,701
Arizona—2.3%		
Maricopa County Pollution Control Corp., PCR		
(Southern California Edison Co.)		
2.90%, 3/2/2009	14,500,000	14,198,400
The Industrial Development Authority of the County of		
Apache, PCR (Tucson Electric Power Co. Project):		
5.85%, 3/1/2028	7,750,000	7,671,957
5.875%, 3/1/2033	28,570,000	28,162,020
California—10.4%		
California:		
Economic Recovery:		
5%, 7/1/2016	14,500,000	15,515,290
5%, 7/1/2017	15,000,000	15,985,200
GO:		
1.98%, 2/3/2005	10,000,000	10,000,000
5.50%, 4/1/2028	11,260,000	11,994,715
5.50%, 4/1/2030	5,000,000	5,311,500

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Department of Water Resource, Revenue:		
Power Supply:		
5.25%, 5/1/2011 (Insured; FSA)	12,000,000	13,464,240
5.125%, 5/1/2019 (Insured; FGIC)	21,090,000	22,689,255
5.125%, 5/1/2019	20,500,000	21,810,770
Water (Central Valley Project):		
5%, 12/1/2010	12,120,000	13,531,859
5.50%, 12/1/2016	7,670,000	8,654,828
California Public Works Board, LR:		
(Department of Mental Health-Coalinga)		
5.125%, 6/1/2029	7,000,000	7,052,850
(Various University of California Projects)		
5.50%, 6/1/2014	9,750,000	11,040,120
California Statewide Communities		
Development Authority (Kaiser Permanente)		
2.30%, 4/1/2034	10,000,000	9,989,100
Chula Vista, Industrial Development Revenue		
(San Diego Gas and Electric)		
5.50%, 12/1/2021	10,000,000	10,535,000
Golden State Tobacco Securitization Corp.,		
Enhanced Tobacco Settlement Asset−Backed Bonds:		
5.50%, 6/1/2033 (Insured; FGIC)	14,000,000	14,987,700
5.50%, 6/1/2043	28,495,000	29,278,897
Colorado−.1%		
Denver Convention Center Hotel Authority,		
Convention Center Hotel, Senior Revenue		
5%, 12/1/2033	2,250,000	2,280,622
Connecticut−1.3%		
Connecticut Resource Recovery Authority		
(American Fuel Co. Project)		
6.45%, 11/15/2022	7,325,000	7,500,067
Mashantucket Western Pequot Tribe,		
Special Revenue:		
6.40%, 9/1/2011 (Prerefunded 9/1/2007)	9,170,000 [b,c]	10,264,256
6.40%, 9/1/2011	9,330,000 [b]	10,008,198
Delaware−.2%		
Delaware Housing Authority, Senior SFMR		
6.45%, 1/1/2026	3,210,000	3,230,640

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
District of Columbia−.5%		
District of Columbia Tobacco Settlement Financing Corp. 6.50%, 5/15/2033	11,750,000	10,579,935
Florida−4.0%		
Florida Board of Education Capital Outlay (Public Education) 5.50%, 6/1/2016	12,000,000	13,346,160
Florida Department of Environmental Protection, Revenue 5.75%, 7/1/2013 (Insured; FGIC)	10,270,000	11,768,393
Florida Division Bond Finance Department, General Services Revenue (Environmental Protection-Preservation 2000) 5.50%, 7/1/2008 (Insured; FSA)	9,500,000	10,570,270
Gainesville Utilities System, Revenue 5%, 10/1/2009 (Insured; FSA)	6,295,000	6,957,801
Orange County, Health Facilities Authority, Revenue (Orlando Regional Healthcare) 6%, 12/1/2028	2,090,000	2,211,722
Orlando Utilities Commission, Water and Electric Revenue 6.75%, 10/1/2017	15,875,000	20,034,885
Palm Beach County, Public Improvement Revenue (Convention Center Project) 5%, 11/1/2011 (Insured; FGIC)	10,000,000	10,948,400
Tampa, Utility Tax and Special Revenue 5.75%, 10/1/2013 (Insured; AMBAC)	9,100,000	10,692,773
Georgia−3.4%		
Chatham County Hospital Authority, Revenue Improvement (Memorial Health University) 5.75%, 1/1/2029	4,000,000	4,168,240
Fulton County Facilities Corp., COP (Fulton County, Georgia Public Purpose Project) 5.50%, 11/1/2018 (Insured; AMBAC)	11,630,000	13,023,390
Georgia: 5.80%, 11/1/2014 (Prerefunded 11/1/2009)	19,580,000 [c]	22,837,329
5.80%, 11/1/2015 (Prerefunded 11/1/2009)	20,000,000 [c]	23,327,200
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State University Foundation) 5.625%, 9/1/2030	4,000,000	4,110,760

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
Private Colleges and Universities Authority, Revenue (Mercer University Project) 5.75%, 10/1/2031	6,000,000	6,216,420
Hawaii−.8%		
Hawaii 5.80%, 9/1/2015 (Insured; FSA) (Prerefunded 9/1/2009)	14,000,000 ᶜ	16,143,260
Idaho−.7%		
Idaho Housing Agency, Multi-Family Housing 6.70%, 7/1/2024	10,050,000	10,260,648
Power County Industrial Development Corp., SWDR (FMC Corp. Project) 6.45%, 8/1/2032	4,750,000	4,874,925
Illinois−4.2%		
Cook County 5.50%, 11/15/2012 (Insured; FGIC) (Prerefunded 5/15/2011)	12,000,000 ᶜ	13,712,280
Illinois Development Finance Authority, PCR (Central Illinois Public Service Co.) 6.375%, 1/1/2028	16,450,000	16,465,627
Illinois Educational Facilities Authority, Revenue (Illinois Institute of Technology) 6.875%, 12/1/2015 (Insured; AGIC)	7,250,000	7,479,753
Illinois Finance Authority, Revenue (Northwestern Memorial Hospital) 5.50%, 8/15/2043	22,310,000	22,882,028
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network) 6.125%, 11/15/2022	10,000,000	11,075,800
Illinois Housing Development Authority: Multi-Family Housing (Lawndale Redevelopment Project) 6.90%, 12/1/2026 (Insured; FHA)	8,750,000	9,055,200
(Multi-Family Program) 6.75%, 9/1/2021	8,750,000	8,825,163
Indiana−.6%		
Indiana Transportation Finance Authority, Highway Revenue 5.75%, 12/1/2021 (Insured; FGIC)	10,000,000	11,881,200
Iowa−.1%		
Iowa Finance Authority, SFMR (Mortgage Backed Securities Program) 6.65%, 7/1/2028	2,745,000	2,810,715

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kansas–1.0%		
Wichita, Hospital Revenue Facilities Improvement (Christi Health System) 5.50%, 11/15/2026	7,000,000	7,220,780
Wyandotte County Kansas City, Unified Government Utility System Revenue 5.60%, 9/1/2023	12,010,000	13,717,342
Kentucky–.7%		
City of Ashland, Sewage and Solid Waste Revenue (Ashland Inc. Project) 7.125%, 2/1/2022	5,170,000	5,333,217
Mount Sterling, LR (Kentucky League Cities Funding) 6.10%, 3/1/2018	7,955,000	9,492,224
Louisiana–.7%		
Parish of West Feliciana, PCR (Gulf States Utilities-I) 7.70%, 12/1/2014	14,000,000	14,173,460
Maryland–.7%		
Community Development Administration, Department of Housing and Community Development State of Maryland 10.095%, 7/1/2039	5,000,000 [a,b]	5,388,650
Maryland Economic Development Corp, Student Housing Revenue (Frostburg State University Project) 6.25%, 10/1/2033	8,580,000	8,937,014
Massachusetts–2.7%		
Massachusetts 10.233%, 2/1/2015	10,000,000 [a,b]	13,110,700
Massachusetts Housing Finance Agency, Revenue: Housing:		
6.50%, 7/1/2025 (Insured; AMBAC)	3,580,000	3,686,505
6.60%, 1/1/2037 (Insured; AMBAC)	6,135,000	6,310,645
Single Family Housing:		
7.125%, 6/1/2025	2,810,000	2,812,754
6.65%, 12/1/2027	1,755,000	1,806,246
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Nuclear Project Number 4 Issue):		
5%, 7/1/2007 (Insured; MBIA)	12,755,000	13,765,068
5.25%, 7/1/2013 (Insured; MBIA)	10,000,000	11,179,700
Massachusetts Special Obligation Dedicated Tax, Revenue 5.25%, 1/1/2024 (Insured; FGIC)	5,000,000	5,328,050
Michigan–3.7%		
The Economic Development Corp. of the County of Gratiot, Limited Obligation EDR (Danly Die Set Project) 7.625%, 4/1/2007	3,200,000	3,182,016

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Michigan (continued)		
Michigan Building Authority, Revenue		
(Facilities Program):		
5%, 10/15/2007 (Insured; FSA)	6,000,000	6,520,380
5%, 10/15/2008 (Insured; FSA)	5,000,000	5,488,050
5%, 10/15/2009 (Insured; FSA)	20,000,000	22,104,600
Michigan Hospital Finance Authority:		
HR (Genesys Health System Obligated Group):		
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	15,000,000 [c]	16,347,000
7.50%, 10/1/2027 (Prerefunded 10/1/2005)	15,300,000 [c]	16,278,282
Revenue (Oakwood Obligated Group)		
5.50%, 11/1/2016	8,165,000	8,757,616
Minnesota—.9%		
Minneapolis and Saint Paul Metropolitan Airports		
Commission, Airport Revenue 5.75%, 1/1/2032		
(Insured; FGIC)	5,000,000	5,528,500
Minnesota Housing Finance Agency,		
Single Family Mortgage:		
6.50%, 7/1/2024	4,530,000	4,639,581
6.45%, 7/1/2025	8,030,000	8,221,676
Mississippi—1.0%		
Mississippi, Gaming Counties		
(Highway Improvements Project)		
5%, 10/1/2009	18,770,000	20,755,678
Missouri—1.5%		
Missouri Board of Public Buildings		
(Special Obligation)		
5.50%, 10/15/2010	12,205,000	13,947,874
Missouri Higher Education Loan Authority,		
Student Loan Revenue 6.75%, 2/15/2009	11,500,000	11,903,075
The City of Saint Louis, Airport Revenue		
(Airport Development Program)		
5.625%, 7/1/2016 (Insured; MBIA)	5,000,000	5,555,450
Nebraska—2.5%		
Omaha Public Power District, Electric Revenue		
5.50%, 2/1/2014	47,300,000	54,113,565
Nevada—.3%		
Clark County, PCR (Southern California Edison Co.)		
3.25%, 3/2/2009	5,000,000	4,960,250
Nevada Housing Division (Single Family Program)		
6.80%, 4/1/2027	2,400,000	2,417,832

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Hampshire—1.5%		
Business Finance Authority of the State of New Hampshire, PCR (Public Service Co.) 6%, 5/1/2021	15,500,000	17,163,925
New Hampshire Housing Finance Authority:		
Multi-Family Housing:		
7.55%, 7/1/2013 (Prerefunded 1/1/2005)	2,590,000 c	2,894,014
7.55%, 7/1/2013	1,490,000	1,648,521
(Mariners Village Project)		
6.60%, 1/1/2038 (Insured; FHA)	7,365,000	7,536,752
Single Family Residential Mortgage		
6.85%, 1/1/2025	2,185,000	2,190,615
New Jersey—6.3%		
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) 6.40%, 5/1/2032 (Insured; MBIA)	32,040,000	32,930,712
New Jersey Transit Corp., COP Federal Transit Administration Grants 5.75%, 9/15/2014 (Insured; AMBAC) (Prerefunded 9/15/2010)	15,000,000 c	17,343,450
New Jersey Transportation Trust Fund Authority:		
10.221%, 6/15/2012	12,330,000 a,b	16,904,307
(Transportation System):		
5.50%, 12/15/2013 (Insured; FSA)	15,900,000	18,250,179
5.75%, 6/15/2018	7,750,000	9,081,683
5.75%, 6/15/2020	12,645,000	14,817,537
New Jersey Turnpike Authority, Turnpike Revenue 9.698%, 1/1/2017	15,000,000 a,b	18,573,750
Tobacco Settlement Financing Corp. of New Jersey 7%, 6/1/2041	8,320,000	8,034,125
New Mexico—.5%		
New Mexico Finance Authority, State Transportation Revenue (Senior Lien) 5.25%, 6/15/2020 (Insured; MBIA)	8,000,000	8,758,800
New Mexico Mortgage Financing Authority 6.80%, 1/1/2026	2,385,000	2,501,173
New York—16.1%		
Long Island Power Authority, Electric System Revenue:		
5.50%, 12/1/2012 (Insured; FSA)	10,000,000	11,594,300
5.50%, 12/1/2013 (Insured; FSA)	25,860,000	30,088,627

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Metropolitan Transportation Authority:		
Revenue		
5.50%, 11/15/2014 (Insured; AMBAC)	18,000,000	20,908,440
State Service Contract:		
5.75%, 1/1/2016	7,000,000	8,103,620
5.75%, 1/1/2018	17,025,000	19,801,437
Nassau County Industrial Development Agency, IDR (KeySpan-Glenwood Energy Center, LLC Project) 5.25%, 6/1/2027	10,000,000	10,154,100
New York City:		
6.375%, 8/15/2011 (Prerefunded 8/15/2005)	24,720,000 c	26,118,410
5.50%, 5/15/2015 (Insured; MBIA)	11,180,000	12,441,104
5.75%, 3/1/2018	14,185,000	15,894,860
5.25%, 8/15/2024	18,500,000	19,413,715
New York City Transitional Finance Authority, Revenue:		
9.187%, 11/1/2018	14,550,000 a,b	17,986,565
(Future Tax Secured):		
5.75%, 2/15/2015 (Prerefunded 2/15/2010)	5,100,000 c	5,900,037
5.75%, 2/15/2015	11,910,000	13,490,457
New York State 5%, 4/15/2009	10,020,000	11,014,886
New York State Dormitory Authority, Revenue:		
(City University):		
5.25%, 7/1/2009	10,000,000	11,159,800
7.50%, 7/1/2010	5,000,000	5,781,350
(State University Educational Facilities)		
5.50%, 5/15/2013 (Insured; FGIC)	20,350,000	23,364,039
New York State Environmental Facilities Corp., State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects) (Second Resolution Bonds) 5.50%, 6/15/2017	7,100,000	8,309,272
New York State Thruway Authority Service Contract Revenue (Local Highway and Bridge) 5.50%, 4/1/2013	37,000,000	41,484,400
Tobacco Settlement Financing Corp. of New York, Asset Backed Revenue 5.25%, 6/1/2022 (Insured; AMBAC)	10,000,000	10,682,300
Triborough Bridge and Tunnel Authority, Revenues (General Purpose) 5.50%, 1/1/2032	20,000,000	21,372,000

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina—2.4%		
Charlotte 5.25%, 2/1/2015	9,380,000	10,325,692
Mecklenburg County 5.50%, 4/1/2009	14,670,000	16,513,579
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
5.50%, 1/1/2011	10,000,000	10,963,100
5.50%, 1/1/2012	10,000,000	10,981,300
North Carolina Housing Finance Agency, Single Family Revenue 6.50%, 9/1/2026	2,810,000	2,883,060
Ohio—.4%		
Cincinnati, City School District (Classroom Facilities Construction and Improvement) 5%, 12/1/2009 (Insured; FSA)	7,610,000	8,428,836
Oklahoma—1.2%		
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project) 8.375%, 7/1/2011	7,500,000	7,514,925
Grand River Dam Authority, Revenue 5%, 6/1/2012 (Insured; FSA)	16,500,000	18,397,500
Oregon—.2%		
Klamath Falls, Electric Revenue (Senior Lien-Klamath Cogen) 6%, 1/1/2025	5,000,000	4,921,650
Pennsylvania—.5%		
Delaware County Industrial Development Authority, Water Facilities Revenue (Philadelphia Suburban Water) 6.35%, 8/15/2025 (Insured; FGIC)	10,000,000	10,587,200
Rhode Island—.0%		
Rhode Island Housing and Mortgage Finance Corp. (Homeownership Opportunity) 6.50%, 4/1/2027	300,000	300,357
South Carolina—1.7%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5.875%, 12/1/2019	4,000,000	4,494,160
Piedmont Municipal Power Agency, Electric Revenue 6.60%, 1/1/2021	8,980,000	8,992,931

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
South Carolina (continued)		
Securing Assets For Education, Installment Purchase Revenue (The School District of Berkeley County, South Carolina Project) 5%, 12/1/2028	16,405,000	16,419,436
South Carolina Housing Finance and Development Authority, Mortgage Revenue:		
6.75%, 7/1/2026	2,220,000	2,266,465
6.70%, 7/1/2027	3,440,000	3,540,620
Tennessee−.1%		
Knox County Health, Educational and Housing Facilities Board, Hospital Facilities Revenue (Baptist Health System East Tennessee) 6.50%, 4/15/2031	1,985,000	1,902,603
Texas−8.6%		
Alliance Airport Authority Inc., Special Facilities Revenue (Federal Express Corp. Project) 6.375%, 4/1/2021	34,070,000	35,664,817
Austin Convention Enterprises Inc., Convention Center Hotel, Second Tier Revenue 5.75%, 1/1/2032	18,000,000	17,851,320
Brazos River Authority, PCR (TXU Electric Co. Project):		
5.75%, 11/1/2011	14,290,000	14,768,715
6.75%, 10/1/2038	8,000,000	8,423,760
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Revenue: Facilities Improvement Corp. (Bombardier Inc.)		
6.15%, 1/1/2016	5,000,000	4,970,100
Joint Improvement:		
5.75%, 11/1/2014 (Insured; FGIC)	15,070,000	16,653,857
5.75%, 11/1/2015 (Insured; FGIC)	10,000,000	11,189,500
Harris County Hospital District, Mortgage Revenue:		
7.40%, 2/15/2010 (Insured; AMBAC)	2,820,000	3,110,488
7.40%, 2/15/2010 (Insured; AMBAC)	4,320,000	4,941,950
Harris County-Houston Sports Authority, Third Lien Revenue:		
Zero Coupon, 11/15/2033 (Insured; MBIA)	23,245,000	4,451,185
Zero Coupon, 11/15/2035 (Insured; MBIA)	14,500,000	2,426,575
Houston, Utilities System Revenue, First Lien 5.25%, 5/15/2021 (Insured; FSA)	18,075,000	19,551,366

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Tarrant County Health Facilities Development Corp., Health System Revenue (Texas Health Resources System) 5.75%, 2/15/2014 (Insured; MBIA)	9,470,000	10,899,970
Texas: 10.995%, 12/1/2020	7,605,000 [a,b]	8,266,179
GO (Veterans Housing Assistance Fund) 7%, 12/1/2025	7,915,000	8,099,657
Texas Turnpike Authority, Central Texas Turnpike System Revenue, First Tier 5.75%, 8/15/2038 (Insured; AMBAC)	12,000,000	13,236,360
Utah−.4%		
Carbon County, SWDR (Sunnyside Cogeneration) 7.10%, 8/15/2023	8,540,000	8,303,527
Vermont−.0%		
Vermont Housing Finance Agency (Single Family Housing) 6.875%, 5/1/2025	260,000	261,833
Virginia−.9%		
Virginia Commonwealth Transportation Board, Federal Highway Reimbursement Notes 5%, 10/1/2009	18,020,000	19,944,356
Washington−2.2%		
Bellevue 5.50%, 12/1/2039 (Insured; MBIA)	12,000,000	12,834,360
Seattle, Municipal Light and Power Revenue, Improvement: 5.50%, 3/1/2013 (Insured; FSA)	11,585,000	13,062,898
5.50%, 3/1/2016 (Insured; FSA)	15,400,000	17,110,632
Tumwater Office Properties, LR (Washington State Office Building) 5%, 7/1/2028	5,110,000	5,168,254
Wisconsin−2.4%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 7%, 6/1/2028	25,000,000	24,953,250
Wisconsin: 6.25%, 5/1/2009	9,555,000	11,012,138
5.25%, 5/1/2019 (Insured; FSA)	10,220,000	11,163,613
Wisconsin Health and Educational Facilities Authority, Revenue (FH Healthcare Development Inc. Project) 6.25%, 11/15/2028	5,000,000	5,282,950

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Wyoming−.6%		
Sweetwater County, SWDR (FMC Corp. Project) 6.90%, 9/1/2024	13,225,000	13,461,066
U.S. Related−3.5%		
Puerto Rico Highway and Transportation Authority, Transportation Revenue:		
5%, 7/1/2008	5,105,000	5,560,774
6%, 7/1/2039 (Prerefunded 7/1/2010)	20,050,000 c	23,514,440
Puerto Rico Housing Finance Authority, Capital Fund Program:		
5%, 12/1/2018	14,840,000	15,829,234
5%, 12/1/2019	6,000,000	6,371,520
5%, 12/1/2020	5,000,000	5,282,050
Puerto Rico Infrastructure Financing Authority, Special Obligation 5.50%, 10/1/2032	7,000,000	7,567,490
Puerto Rico Public Finance Corp. (Commonwealth Appropriation):		
6%, 8/1/2016 (Insured; AGC)	805,000	967,691
6%, 8/1/2016 (Insured; AGC)	8,695,000	10,425,044
Total Long-Term Municipal Investments (cost $2,002,363,994)		**2,115,039,778**
Short-Term Municipal Investments−.7%		
Tennessee−.5%		
Blount County Public Building Authority, VRDN (Local Government Public Improvement) 1.35%	9,000,000 d	9,000,000
Montgomery County Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee County Loan Pool) 1.37% (LOC; Bank of America)	2,820,000 d	2,820,000
Utah−.2%		
Weber County, HR, VRDN (IHC Health Services) 1.35%	4,000,000 d	4,000,000
Total Short-Term Municipal Investments (cost $15,820,000)		**15,820,000**
Total Investments (cost $2,018,183,994)	**99.4%**	**2,130,859,778**
Cash and Receivables (Net)	**.6%**	**12,444,862**
Net Assets	**100.0%**	**2,143,304,640**

Summary of Abbreviations

AGC	ACE Guaranty Corporation	**GO**	General Obligation
AGIC	Asset Guaranty Insurance Company	**HR**	Hospital Revenue
		IDR	Industrial Development Revenue
AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue		
EIR	Environment Improvement Revenue		
		PCR	Pollution Control Revenue
FGIC	Financial Guaranty Insurance Company	**SFMR**	Single Family Mortgage Revenue
		SWDR	Solid Waste Disposal Revenue
FHA	Federal Housing Administration	**VRDN**	Variable Rate Demand Notes
FSA	Financial Security Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	44.0
AA		Aa		AA	26.0
A		A		A	15.1
BBB		Baa		BBB	8.7
BB		Ba		BB	3.7
F1		MIG1/P1		SP1/A1	.7
Not Rated[e]		Not Rated[e]		Not Rated[e]	1.8
					100.0

[a]   *Inverse floater security—the interest rate is subject to change periodically.*

[b]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2004, these securities amounted to $126,023,270 or 5.9% of net assets.*

[c]   *Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,018,183,994	2,130,859,778
Interest receivable		30,679,554
Receivable for shares of Common Stock subscribed		19,734
Prepaid expenses		27,680
		2,161,586,746
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,108,300
Cash overdraft due to Custodian		2,528,819
Payable for investment securities purchased		13,641,185
Payable for shares of Common Stock redeemed		882,777
Accrued expenses		121,025
		18,282,106
Net Assets ($)		**2,143,304,640**
Composition of Net Assets ($):		
Paid-in capital		2,167,192,521
Accumulated net realized gain (loss) on investments		(136,563,665)
Accumulated net unrealized appreciation (depreciation) on investments		112,675,784
Net Assets ($)		**2,143,304,640**
Shares Outstanding		
(600 million shares of $.001 par value Common Stock authorized)		181,035,829
Net Asset Value, offering and redemption price per share ($)		**11.84**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2004

Investment Income ($):	
Interest Income	**106,988,774**
Expenses:	
Management fee–Note 3(a)	13,396,456
Shareholder servicing costs–Note 3(b)	2,171,816
Directors' fees and expenses–Note 3(c)	154,077
Custodian fees	113,382
Auditing fees	40,197
Registration fees	33,508
Prospectus and shareholders' reports	21,105
Loan commitment fees–Note 2	19,896
Miscellaneous	66,988
Total Expenses	**16,017,425**
Less–reduction in management fee due to undertaking–Note 3(a)	(922,108)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(15,919)
Net Expenses	**15,079,398**
Investment Income–Net	**91,909,376**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	8,127,353
Net unrealized appreciation (depreciation) on investments	55,071,384
Net Realized and Unrealized Gain (Loss) on Investments	**63,198,737**
Net Increase in Net Assets Resulting from Operations	**155,108,113**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2004	2003
Operations ($):		
Investment income−net	91,909,376	109,958,181
Net realized gain (loss) on investments	8,127,353	(55,565,129)
Net unrealized appreciation (depreciation) on investments	55,071,384	(2,739,425)
Net Increase (Decrease) in Net Assets Resulting from Operations	**155,108,113**	**51,653,627**
Dividends to Shareholders from ($):		
Investment income−net	(92,331,573)	(109,455,844)
Net realized gain on investments	−	(314,026)
Total Dividends	**(92,331,573)**	**(109,769,870)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	85,175,632	543,378,112
Dividends reinvested	58,745,554	69,121,337
Cost of shares redeemed	(376,390,495)	(738,584,924)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(232,469,309)**	**(126,085,475)**
Total Increase (Decrease) in Net Assets	**(169,692,769)**	**(184,201,718)**
Net Assets ($):		
Beginning of Period	2,312,997,409	2,497,199,127
End of Period	**2,143,304,640**	**2,312,997,409**
Undistributed investment income−net	−	545,107
Capital Share Transactions (Shares):		
Shares sold	7,236,792	46,381,935
Shares issued for dividends reinvested	4,990,122	5,867,135
Shares redeemed	(32,090,388)	(62,626,678)
Net Increase (Decrease) in Shares Outstanding	**(19,863,474)**	**(10,377,608)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.51	11.82	12.32	11.68	11.70
Investment Operations:					
Investment income—net	.48[b]	.54[b]	.61[b]	.61	.60
Net realized and unrealized gain (loss) on investments	.34	(.31)	(.50)	.64	(.02)
Total from Investment Operations	.82	.23	.11	1.25	.58
Distributions:					
Dividends from investment income—net	(.49)	(.54)	(.61)	(.61)	(.60)
Net asset value, end of period	11.84	11.51	11.82	12.32	11.68
Total Return (%)	7.20	1.91	.99	11.00	5.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.72	.72	.71	.72	.77
Ratio of net expense to average net assets	.68	.72	.71	.72	.76
Ratio of net investment income to average net assets	4.12	4.56	5.14	5.11	5.32
Portfolio Turnover Rate	47.77	61.20	49.25	42.71	40.51
Net Assets, end of period ($ x 1,000)	2,143,305	2,312,997	2,497,199	2,670,674	2,599,644

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 5.13% to 5.14%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Bond Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other

investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At August 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $136,563,665 and unrealized appreciation $112,740,314.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, $13,170,822 of the carryover expires in fiscal 2008, $27,718,137 expires in fiscal 2009, $11,793,725 expires in fiscal 2010, $34,182,166 expires in fiscal 2011 and $49,698,815 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, were as follows: tax exempt income $92,331,573 and $109,455,844 and ordinary income $0 and $314,026, respectively.

During the period ended August 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $122,910, increased accumulated net realized gain (loss) on investments by $63,626 and increased paid-in capital by $59,284. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commit-

ment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2003 through November 30, 2004, to waive receipt of 5 basis points of management fee. The reduction in management fee, pursuant to the undertaking, amounted to $922,108 during the period ended August 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2004, the fund was charged $1,221,610 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2004, the fund was charged $689,080 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,084,710 and transfer agency per account fees $114,025, which are

offset against an expense reimbursement currently in effect in the amount of $90,435.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended August 31, 2004, redemption fees charged and retained by the fund amounted to $18,885.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2004, amounted to $1,029,889,955 and $1,129,264,124, respectively.

At August 31, 2004, the cost of investments for federal income tax purposes was $2,018,119,464; accordingly, accumulated net unrealized appreciation on investments was $112,740,314, consisting of $116,655,187 gross unrealized appreciation and $3,914,873 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of

scale and soft–dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a con-solidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Municipal Bond Fund (one of the funds comprising Dreyfus Bond Funds, Inc.) as of August 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2004 by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Bond Fund at August 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 14, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

Richard C. Leone (64)
Board Member (1987)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

No. of Portfolios for which Board Member Serves: 11

Hans C. Mautner (66)
Board Member (1987)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of: Mezzacappa Long/Short Fund LLC Mezzacappa Multi-Strategy Fund LLC Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

Robin A. Pringle (40)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit organization that is leading the movement to connect America's young people with caring adult mentors

No. of Portfolios for which Board Member Serves: 11

John E. Zuccotti (67)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since October 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since January 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Municipal Bond Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



0054AR0804

Dreyfus Premier High Income Fund

ANNUAL REPORT August 31, 2004



Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier High Income Fund covers the 12-month period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with portfolio managers Mark Shenkman, Frank Whitley, Mark Flanagan and Robert Stricker of Shenkman Capital Management, Inc., the fund's sub-investment adviser.

Strong economic performance during the closing months of 2003 contributed to a generally robust high-yield bond market. While returns for most fixed income and equity sectors have been mixed in 2004, high-yield bonds achieved strong relative returns. Investors apparently have revised their economic expectations in response to the situation in Iraq, higher energy prices and rising interest rates. Accordingly, they appear to be turning attention from among the lowest-rated high-yield securities toward high-yield bonds at the upper end of the credit-quality spectrum. Toward the end of the reporting period, the Federal Reserve Board twice raised short-term rates in what many analysts believe is the beginning of a series of increases designed to forestall potential inflationary pressures.

For many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2004



DISCUSSION OF FUND PERFORMANCE

Mark Shenkman, Frank Whitley, Mark Flanagan and Robert
Stricker, Portfolio Managers
Shenkman Capital Management, Inc., Sub-Investment Adviser

How did Dreyfus Premier High Income Fund perform relative to its benchmark?

During the 12-month reporting period ended August 31, 2004, the fund achieved total returns of 10.40% for Class A shares, 9.83% for Class B shares, 9.53% for Class C shares and 10.75% for Class R shares.[1] For the same period, the fund's benchmark, the CSFB High Yield Index (the "Index"), produced a 14.67% total return.[2]

High-yield corporate bonds generally performed well, especially early in the reporting period, as investors looked forward to stronger economic growth. However, among high-yield bonds, lower-rated bonds generally produced higher returns than higher-rated securities during the early stages of the economic recovery. Because the fund emphasizes relatively higher credit quality high-yield bonds, it under-performed its benchmark for the reporting period.

What is the fund's investment approach?

The fund seeks to maximize total return consistent with capital preservation and prudent risk management. To pursue its goal, the fund normally invests at least 80% of its assets in high-yield bonds rated below investment grade. The high-yield securities in which the fund invests may include corporate debt securities, structured notes, zero-coupon securities and debt securities issued by states or local governments and their agencies, authorities and other instrumentali-ties. The fund may invest up to 20% of its assets in investment-grade corporate bonds, U.S. government securities, bank certificates of deposit, fixed time deposits and bankers' acceptances.

When choosing securities for the fund, we generally look for issuers that we believe have positive credit momentum and the potential for credit-rating upgrades. Using bottom-up, fundamental analysis, we seek to maximize returns and minimize default risk through broad diversi-fication, direct communication with management and monitoring all

issuers on a systematic basis. We also avoid or de-emphasize investing in industries or issuers that we believe have a high risk of default.

What other factors influenced the fund's performance?

During the closing months of 2003, high-yield bonds were influenced largely by technical supply-and-demand factors that benefited deeply discounted, lower-rated credits more than higher-rated bonds. As economic conditions improved, default rates declined and investors became more comfortable assuming the risks of lower-rated bonds, especially those whose prices had been most severely hurt during the previous economic downturn.

In early 2004, the market began to make a transition from a technically driven market to a more fundamentally driven one, in which the financial health and future prospects of individual companies became the main determinants of high-yield bond prices. As a result, the fund's relative performance began to improve, partially offsetting earlier weakness. Throughout the reporting period, however, the average price of the fund's portfolio had been consistently higher than that of the Index, given our focus on better quality credits, which hurt the fund's relative performance overall.

Throughout the reporting period, we continued to find what we believed to be attractive opportunities for income and potential capital appreciation in the bonds of companies that met our disciplined investment criteria. Indeed, we are pleased that, after thorough credit analysis, none of the fund's holdings defaulted on principal or interest payments during the reporting period, and the full complement of interest income was available to compound over time on shareholders' behalf. In our view, avoiding defaults and the compounding of interest income are two of the keys to successful investing in high-yield bonds over the longer term.

In this changing market environment, the fund received particularly attractive results from the health care and gaming industries, which historically have been characterized by stable cash flows compared to other areas. In addition, the fund benefited from its utilities holdings, which gained value as some of the industry's leading players refinanced their balance sheets. Similarly, because retail sales benefited from the stronger economy, the traditionally volatile retail industry contributed positively to the fund's performance during the reporting period. In con-

trast, the fund avoided bonds issued by fundamentally troubled airlines, which continued to be hurt by security concerns and high fuel prices. Finally, some of the fund's holdings gained value when their issuers completed initial public offerings of equity securities, and others redeemed their bonds at a premium after they were acquired by larger companies.

While the Federal Reserve has raised short-term interest rates two times during the second half of the reporting period, both the fund and the high-yield bond market have generally not been influenced by higher interest rates. Also, 10-Year Treasury yields have remained remarkably unchanged during this period. While higher interest rates historically have tended to erode bond prices, high-yield corporate bonds generally have been less vulnerable to such risks than U.S. government securities.

What is the fund's current strategy?

We have continued to employ extensive credit analysis in our investment process, focusing primarily on companies that are leaders in a diverse range of markets and industries. Of the eight primary economic and market factors that we believe influence high-yield bonds, six currently appear to be positive — U.S. economic growth, market liquidity, corporate development and cash flow, default rates, new issue supply and the balance of supply-and-demand — and one factor is mixed (yield spread). Interest rates are the only market factor that we feel is a negative factor going forward. Accordingly, we have continued to position the fund to capture the potential benefits of what we believe to be a fundamentally attractive investment environment for high-yield bonds.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: CREDIT SUISSE FIRST BOSTON — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The CSFB High Yield Index is designed to mirror the investable universe of the U.S. dollar-denominated high-yield debt market. The index consists of corporate debt issues, including cash-pay, zero-coupon, stepped-rate and pay-in-kind (PIK) bonds that are publicly registered in the U.S. or issued under Rule 144A with registration rights, rated BB or lower, with minimum outstanding par values of $75 million.*

FUND PERFORMANCE



Dreyfus Premier High Income Fund (Class A shares)	———
Dreyfus Premier High Income Fund (Class B shares)	·····
Dreyfus Premier High Income Fund (Class C shares)	———
Dreyfus Premier High Income Fund (Class R shares)	----
CSFB High Yield Index†	━━━

$13,137

$12,160
$11,940

$11,598
$11,549

Dollars

13,500

12,700

11,900

11,100

10,300

9,500

1/31/03 2/28/03 5/31/03 8/31/03 11/30/03 2/29/04 5/31/04 8/31/04

Comparison of change in value of $10,000 investment in Dreyfus Premier High Income Fund Class A shares, Class B shares, Class C shares and Class R shares and the CSFB High Yield Index

†   *Source: Credit Suisse First Boston*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class R shares of Dreyfus Premier High Income Fund on 1/31/03 (inception date) to a $10,000 investment made in the CSFB High Yield Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares, the maximum contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is designed to mirror the investible universe of the U.S. dollar-denominated high-yield debt market. The Index consists of corporate debt issues, including cash-pay, zero-coupon, stepped-rate and pay-in-kind (PIK) bonds that are publicly registered in the U.S. or issued under Rule 144A with registration rights, rated BB or lower, with minimum outstanding par values of $75 million. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/04*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (4.5%)	1/31/03	5.44%	9.48%
without sales charge	1/31/03	10.40%	12.70%
Class B shares			
with applicable redemption charge †	1/31/03	5.83%	9.77%
without redemption	1/31/03	9.83%	12.14%
Class C shares			
with applicable redemption charge ††	1/31/03	8.53%	11.80%
without redemption	1/31/03	9.53%	11.80%
Class R shares	1/31/03	10.75%	13.09%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Income Fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2004

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 5.85	$ 8.79	$ 9.84	$ 4.53
Ending value (after expenses)	$1,023.00	$1,020.20	$1,018.40	$1,025.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 5.84	$ 8.77	$ 9.83	$ 4.52
Ending value (after expenses)	$1,019.36	$1,016.44	$1,015.38	$1,020.66

† Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.73% for Class B, 1.94% for Class C and .89% for Class R; multiplied by the average account value over the period, multiplied by $184/366$ (to reflect the one-half year period).

Bonds and Notes−91.4%	Principal Amount ($)	Value ($)
Aerospace−3.9%		
Alliant Techsystems,		
Conv. Sr. Sub. Notes, 2.75%, 2024	650,000	667,875
Aviall,		
Sr. Notes, 7.625%, 2011	2,075,000	2,225,437
BE Aerospace:		
Sr. Sub. Notes, 9.5%, 2008	2,500,000	2,562,500
Sr. Sub. Notes, Ser. B, 8%, 2008	750,000	734,062
Communications & Power Industries,		
Sr. Sub. Notes, 8%, 2012	1,000,000	1,012,500
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	300,000	310,500
Esterline Technologies,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	1,067,500
Hexcel:		
Sr. Secured Notes, 9.875%, 2008	500,000	560,000
Sr. Sub. Notes, 9.75%, 2009	2,250,000	2,370,938
Sequa:		
Sr. Notes, 9%, 2009	100,000	109,500
Sr. Notes, Ser. B, 8.875%, 2008	1,900,000	2,056,750
TD Funding,		
Notes, 8.375%, 2011	1,750,000	1,859,375
Titan,		
Notes, 8%, 2011	750,000	778,125
		16,315,062
Automotive−2.6%		
Accuride,		
Sr. Sub. Notes, Ser. B, 9.25%, 2008	2,750,000	2,839,375
American Axle & Manufacturing,		
Conv. Notes, 2%, 2024	1,500,000 [a]	1,423,125
Delco Remy International:		
Sr. Sub. Notes, 9.375%, 2012	1,500,000	1,533,750
Sr. Sub. Notes, 11%, 2009	500,000	537,500
Dura Operating,		
Sr. Notes, Ser. B, 8.625%, 2012	1,200,000	1,251,000
Keystone Automotive Operations,		
Sr. Sub. Notes, 9.75%, 2013	250,000	270,625
TRW Automotive,		
Sr. Notes, 9.375%, 2013	357,000	413,228
Tenneco Automotive,		
Sr. Sub. Notes, Ser. B, 11.625%, 2009	1,500,000	1,608,750

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Automotive (continued)		
United Components,		
Sr. Sub. Notes, 9.375%, 2013	1,000,000	1,065,000
		10,942,353
Broadcasting−3.8%		
Allbritton Communications,		
Sr. Sub. Notes, 7.75%, 2012	2,775,000	2,837,437
Citadel Broadcasting,		
Conv. Sub. Notes, 1.875%, 2011	1,750,000 [a]	1,522,500
Corus Entertainment,		
Sr. Sub. Notes, 8.75%, 2012	250,000	274,375
Emmis Operating,		
Sr. Sub. Notes, 6.875%, 2012	500,000	503,925
Entravision Communications,		
Sr. Sub. Notes, 8.125%, 2009	1,425,000	1,510,500
LIN Television,		
Sr. Sub. Notes, 6.5%, 2013	1,000,000	990,000
Nexstar Finance,		
Sr. Sub. Notes, 7%, 2014	1,700,000	1,661,750
Salem Communications,		
Sr. Sub. Notes, 7.75%, 2010	1,000,000	1,045,000
Sinclair Broadcast,		
Sr. Sub. Notes, 8%, 2012	3,500,000	3,631,250
Susquehanna Media,		
Sr. Sub. Notes, 7.375%, 2013	1,750,000	1,811,250
		15,787,987
Building Materials−2.7%		
Atrium Cos.,		
Sr. Sub. Notes, Ser. B, 10.5%, 2009	450,000	474,750
Euramax International,		
Sr. Sub. Notes, 8.5%, 2011	1,600,000	1,704,000
Interface:		
Notes, 7.3%, 2008	1,200,000	1,194,000
Sr. Notes, 10.375%, 2010	1,000,000	1,130,000
Sr. Sub. Notes, 9.5%, 2014	1,000,000	1,030,000
Jacuzzi Brands,		
Sr. Secured Notes, 9.625%, 2010	2,350,000	2,602,625
Nortek,		
Sr. Sub. Notes, 8.5%, 2014	1,250,000 [a]	1,309,375

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Building Materials (continued)		
Ply Gem Industries,		
Sr. Sub. Notes, 9%, 2012	1,750,000 [a]	1,767,500
		11,212,250
Cable/Media–4.3%		
Cablevision Systems,		
Sr. Notes, 8%, 2012	4,500,000 [a]	4,635,000
Charter Communications II,		
Sr. Notes, 10.25%, 2010	3,000,000	3,105,000
EchoStar Communications,		
Conv. Sub. Notes, 5.75%, 2008	3,000,000	3,060,000
Insight Midwest/Capital:		
Sr. Notes, 9.75%, 2009	800,000	844,000
Sr. Notes, 10.5%, 2010	800,000	870,000
Mediacom/Capital:		
Sr. Notes, 9.5%, 2013	750,000	738,750
Sr. Notes, Ser. B, 8.5%, 2008	1,100,000	1,102,750
Mediacom Communications,		
Conv. Sr. Notes, 5.25%, 2006	1,750,000	1,658,125
PanAmSat,		
Sr. Notes, 9%, 2014	1,000,000 [a]	1,047,500
Videotron LTEE,		
Sr. Notes, 6.875%, 2014	250,000	253,750
Warner Music,		
Sr. Sub. Notes, 7.375%, 2014	750,000 [a]	750,000
		18,064,875
Chemicals/Plastics–4.2%		
Borden U.S. Finance/Nova Scotia,		
Sr. Secured Notes, 9%, 2014	1,500,000 [a]	1,552,500
Equistar Chemical/Funding:		
Sr. Notes, 10.125%, 2008	1,000,000	1,117,500
Sr. Notes, 10.625%, 2011	1,750,000	1,977,500
Hercules,		
Sr. Sub. Notes, 6.75%, 2029	250,000 [a]	249,375
Huntsman:		
Notes, 11.625%, 2010	2,000,000	2,250,000
Sr. Sub. Notes, 10.125%, 2009	1,500,000	1,552,500
Innophos,		
Sr. Sub. Notes, 8.875%, 2014	850,000 [a]	888,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Chemicals/Plastics (continued)		
Koppers,		
Notes, 9.875%, 2013	1,500,000	1,657,500
Lyondell Chemicals:		
Notes, 9.5%, 2008	1,000,000	1,073,750
Sr. Secured Notes, 9.5%, 2008	500,000	536,875
Sr. Secured Notes, 10.5%, 2013	1,500,000	1,695,000
Sub. Notes, 10.875%, 2009	1,000,000	1,056,250
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	1,500,000 [a]	1,625,625
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	500,000	547,500
		17,780,125
Consumer Durables−2.3%		
American Achievement,		
Sr. Sub. Notes, 8.25%, 2012	1,500,000 [a]	1,537,500
General Binding,		
Sr. Sub. Notes, 9.375%, 2008	500,000	513,750
Jarden,		
Sr. Sub. Notes, 9.75%, 2012	900,000	990,000
K2,		
Sr. Notes, 7.375%, 2014	750,000 [a]	780,000
Samsonite,		
Sr. Sub. Notes, 8.875%, 2011	1,000,000 [a]	1,035,000
Sealy Mattress,		
Sr. Sub. Notes, 8.25%, 2014	2,000,000 [a]	2,075,000
Simmons,		
Sr. Sub. Notes, 7.875%, 2014	2,500,000 [a]	2,587,500
		9,518,750
Consumer Non-Durables−2.0%		
Central Garden & Pet,		
Sr. Sub. Notes, 9.125%, 2013	100,000	109,500
Chattem,		
Sr. Sub. Notes, 7%, 2014	1,000,000	995,000
Elizabeth Arden,		
Notes, 7.75%, 2014	1,000,000	1,040,000
FTD,		
Sr. Notes, 7.75%, 2014	1,000,000	980,000
Hines Nurseries,		
Notes, 10.25%, 2011	1,000,000	1,055,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Consumer Non-Durables (continued)		
Jafra Cosmetics/Distributors,		
Sr. Sub. Notes, 10.75%, 2011	2,005,000	2,300,738
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	1,000,000	1,021,250
Prestige Brands,		
Sr. Sub. Notes, 9.25%, 2012	1,000,000 [a]	1,000,000
		8,501,488
Ecological Pollution Control—1.7%		
Allied Waste:		
Secured Notes, 6.125%, 2014	1,250,000	1,171,875
Sr. Notes, Ser. B, 7.375%, 2014	2,500,000	2,440,625
Casella Waste Systems,		
Sr. Sub. Notes, 9.75%, 2013	500,000	538,750
IESI,		
Sr. Sub. Notes, 10.25%, 2012	1,000,000	1,085,000
MSW Energy/Finance:		
Notes, Ser. B, 7.375%, 2010	1,000,000	1,045,000
Sr. Secured Notes, Ser. B, 8.5%, 2010	500,000	547,500
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	500,000	530,000
		7,358,750
Entertainment/Leisure—3.0%		
AMC Entertainment,		
Sr. Sub. Notes, 9.5%, 2011	720,000	738,000
AMF Bowling Worldwide,		
Sr. Sub. Notes, 10%, 2010	1,450,000 [a]	1,515,250
Intrawest,		
Sr. Notes, 7.5%, 2013	3,250,000	3,315,000
LCE Acquisition,		
Sr. Sub. Notes, 9%, 2014	1,000,000 [a]	1,020,000
Marquee,		
Sr. Notes, 8.625%, 2012	950,000 [a]	997,500
NCL,		
Sr. Notes, 10.625%, 2014	1,000,000 [a]	1,035,000
Royal Caribbean Cruises:		
Debs., 7.25%, 2018	1,200,000	1,236,000
Debs., 7.5%, 2027	250,000	251,875
Sr. Notes, 8%, 2010	1,000,000	1,116,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Entertainment/Leisure (continued)		
Town Sports International,		
Sr. Notes, 9.625%, 2011	750,000	763,125
Vail Resorts,		
Sr. Sub. Notes, 6.75%, 2014	500,000	496,250
		12,484,250
Food & Beverages–4.5%		
Del Monte:		
Sr. Sub. Notes, 8.625%, 2012	975,000	1,089,562
Sr. Sub. Notes, Ser. B, 9.25%, 2011	500,000	557,500
Dole Foods:		
Notes, 7.25%, 2010	1,400,000	1,414,000
Sr. Notes, 8.875%, 2011	1,075,000	1,155,625
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	1,500,000	1,597,500
Land O Lakes,		
Sr. Notes, 8.75%, 2011	1,000,000	940,000
Le-Natures,		
Sr. Sub. Notes, 10%, 2013	1,000,000 [a]	1,050,000
Michael Foods,		
Sr. Sub. Notes, 8%, 2013	1,750,000	1,841,875
Nash Finch,		
Sr. Sub. Notes, Ser. B, 8.5%, 2008	1,000,000	1,017,500
Pathmark Stores,		
Sr. Sub. Notes, 8.75%, 2012	2,750,000	2,777,500
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	3,000,000 [a]	2,872,500
Seminis Vegetable Seeds,		
Sr. Sub. Notes, 10.25%, 2013	500,000	557,500
Stater Brothers,		
Sr. Notes, 8.125%, 2012	1,550,000 [a]	1,619,750
Swift & Co.,		
Sr. Sub. Notes, 12.5%, 2010	500,000	546,250
		19,037,062
Gaming–5.9%		
American Casino & Entertainment,		
Sr. Secured Notes, 7.85%, 2012	2,000,000 [a]	2,085,000
Argosy Gaming:		
Sr. Sub. Notes, 7%, 2014	1,000,000	1,025,000
Sr. Sub. Notes, 9%, 2011	550,000	616,000
Aztar,		
Sr. Sub. Notes, 7.875%, 2014	1,000,000 [a]	1,031,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Gaming (continued)		
Boyd Gaming:		
Sr. Sub. Notes, 6.75%, 2014	1,000,000	1,007,500
Sr. Sub. Notes, 7.75%, 2012	1,000,000	1,061,250
Hard Rock Hotel,		
Notes, 8.875%, 2013	1,750,000	1,868,125
Inn of the Mountain Gods,		
Sr. Notes, 12%, 2010	650,000	737,750
Isle of Capri Casinos,		
Sr. Sub. Notes, 7%, 2014	2,850,000	2,835,750
Kerzner International:		
Conv. Sub. Notes, 2.375%, 2024	1,000,000 [a]	988,750
Sr. Sub. Notes, 8.875%, 2011	1,000,000	1,102,500
Mandalay Resort,		
Sr. Sub. Notes, 9.375%, 2010	500,000	567,500
Mohegan Tribal Gaming Authority:		
Sr. Sub. Notes, 7.125%, 2014	1,000,000 [a]	1,032,500
Sr. Sub. Notes, 8%, 2012	700,000	771,750
Penn National Gaming,		
Sr. Sub. Notes, 6.875%, 2011	1,450,000	1,479,000
Pinnacle Entertainment,		
Sr. Sub. Notes, 8.25%, 2012	3,000,000	3,030,000
Seneca Gaming,		
Sr. Notes, 7.25%, 2012	1,000,000 [a]	1,023,750
Station Casinos,		
Sr. Sub. Notes, 6.875%, 2016	2,500,000	2,509,375
		24,772,750
Health Care—6.6%		
Alliance Imaging,		
Sr. Sub. Notes, 10.375%, 2011	1,500,000	1,616,250
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	750,000 [a]	781,875
Concentra Operating,		
Sr. Sub. Notes, 9.125%, 2012	1,000,000 [a]	1,078,750
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	250,000	280,625
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	500,000	557,500
Genesis Healthcare,		
Sr. Sub. Notes, 8%, 2013	2,500,000	2,681,250
Insight Health Services,		
Sr. Sub. Notes, Ser. B, 9.875%, 2011	1,500,000	1,526,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Health Care (continued)		
Kinetic Concepts,		
Sr. Sub. Notes, 7.375%, 2013	787,000	822,415
MedEx,		
Sr. Sub. Notes, 8.875%, 2013	2,250,000	2,463,750
Medquest,		
Notes, Ser. B, 11.875%, 2012	500,000	567,500
NeighborCare,		
Sr. Sub. Notes, 6.875%, 2013	900,000	945,000
Omega Healthcare Investors,		
Sr. Notes, 7%, 2014	950,000 [a]	935,750
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	2,400,000	2,700,000
Psychiatric Solutions,		
Sr. Sub. Notes, 10.625%, 2013	500,000	565,000
Select Medical,		
Sr. Sub. Notes, 7.5%, 2013	1,400,000	1,466,500
Sybron Dental Specialties,		
Sr. Sub. Notes, 8.125%, 2012	250,000	270,625
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	3,500,000	3,539,375
VWR International,		
Sr. Sub. Notes, 8%, 2014	2,000,000 [a]	2,075,000
Vanguard Health Systems,		
Sr. Sub. Notes, 9.75%, 2011	1,400,000	1,631,000
WH Holdings/Capital,		
Sr. Notes, 9.5%, 2011	1,350,000	1,451,250
		27,955,665
Home Building—.3%		
K. Hovnanian Enterprises,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	**1,063,750**
Industrial—1.7%		
Blount:		
Sr. Sub. Notes, 8.875%, 2012	1,000,000	1,050,000
Sr. Sub. Notes, 13%, 2009	1,250,000	1,339,062
MAAX,		
Sr. Sub. Notes, 9.75%, 2012	500,000 [a]	530,000
Mueller,		
Sr. Sub. Notes, 10%, 2012	2,000,000 [a]	2,165,000
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	1,000,000 [a]	1,055,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Terex,		
Sr. Sub. Notes, 7.375%, 2014	600,000	615,000
Trimas,		
Notes, 9.875%, 2012	250,000	266,250
		7,020,312
Leasing−1.8%		
H&E Equipment/Finance,		
Notes, 11.125%, 2012	1,650,000	1,691,250
Mobile Mini,		
Sr. Notes, 9.5%, 2013	2,000,000	2,230,000
United Rentals:		
Sr. Sub. Notes, 7%, 2014	1,030,000	916,700
Sr. Sub. Notes, 7.75%, 2013	1,500,000	1,402,500
Williams Scotsman,		
Sr. Notes, 9.875%, 2007	1,500,000	1,485,000
		7,725,450
Lodging/Hotels−2.2%		
Felcor Lodging:		
Sr. Notes, 5.84%, 2011	1,000,000 [a,b]	1,010,000
Sr. Notes, 9%, 2011	750,000	821,250
Felcor Suites,		
Sr. Notes, 7.625%, 2007	500,000	523,750
Gaylord Entertainment,		
Sr. Notes, 8%, 2013	3,000,000	3,127,500
HMH Properties:		
Sr. Secured Notes,		
Ser. B, 7.875%, 2008	534,000	552,690
Host Marriott,		
Sr. Notes, 7.125%, 2013	2,000,000	2,045,000
La Quinta Properties,		
Sr. Notes, 8.875%, 2011	200,000	223,000
Meristar Hospitality,		
Sr. Notes, 9.125%, 2011	850,000	879,750
		9,182,940
Mining/Metals−1.1%		
Alpha Natural Resources,		
Sr. Notes, 10%, 2012	2,000,000 [a]	2,200,000
Arch Western Finance,		
Sr. Notes, 7.5%, 2013	750,000 [a]	780,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Mining/Metals (continued)		
Foundation PA Coal,		
Sr. Notes, 7.25%, 2014	1,500,000 [a]	1,586,250
		4,566,250
Oil & Gas—4.7%		
Belden & Blake,		
Sr. Secured Notes, 8.75%, 2012	2,250,000 [a]	2,356,875
Chesapeake Energy,		
Sr. Notes, 7.75%, 2015	500,000	538,750
Citgo Petroleum,		
Sr. Notes, 11.375%, 2011	750,000	879,375
Compton Petroleum,		
Sr. Notes, 9.9%, 2009	1,330,000	1,476,300
Comstock Resources,		
Sr. Notes, 6.875%, 2012	1,000,000	1,010,000
Continental Resources,		
Sr. Sub. Notes, 10.25%, 2008	400,000	415,500
Denbury Resources,		
Notes, 7.5%, 2013	1,150,000	1,213,250
Encore Acquisition,		
Sr. Sub. Notes, 6.25%, 2014	750,000	738,750
Exco Resources,		
Notes, 7.25%, 2011	2,000,000	2,110,000
Grey Wolf:		
Conv. Notes, 3.75%, 2023	250,000	240,938
Conv. Sr. Notes, 1.55%, 2024	1,250,000 [a,b]	1,273,438
GulfMark Offshore,		
Sr. Notes, 7.75%, 2014	1,000,000 [a]	997,500
Hornbeck Offshore Services,		
Sr. Notes, 10.625%, 2008	500,000	552,500
Houston Exploration,		
Sr. Sub. Notes, 7%, 2013	1,000,000	1,035,000
Plains E&P,		
Sr. Sub. Notes, Ser. B, 8.75%, 2012	250,000	280,000
Premcor Refining,		
Sr. Sub. Notes, 7.75%, 2012	1,500,000	1,608,750
Pride International,		
Conv. Sr. Notes, 3.25%, 2033	1,500,000	1,590,000
Transmontaigne,		
Sr. Sub. Notes, 9.125%, 2010	1,250,000	1,393,750
		19,710,676

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Packaging/Consumer—3.0%		
AEP Industries,		
Sr. Sub. Notes, 9.875%, 2007	1,500,000	1,537,500
Crown Cork & Seal:		
Debs., 7.375%, 2026	500,000	442,500
Debs., 8%, 2023	750,000	701,250
Graham Packaging/Capital,		
Sr. Sub. Notes, Ser. B, 8.75%, 2008	2,700,000	2,787,750
Graphic Packaging International:		
Sr. Notes, 8.5%, 2011	1,050,000	1,170,750
Sr. Sub. Notes, 9.5%, 2013	1,250,000	1,406,250
Owens-Brockway Glass Container,		
Sr. Notes, 8.25%, 2013	4,500,000	4,770,000
		12,816,000
Paper—3.5%		
Abitibi-Consolidated,		
Notes, 6%, 2013	500,000	461,250
Ainsworth Lumber,		
Sr. Notes, 6.75%, 2014	1,500,000 [a]	1,477,500
Caraustar Industries:		
Notes, 7.375%, 2009	700,000	731,500
Sr. Sub. Notes, 9.875%, 2011	2,400,000	2,550,000
Georgia-Pacific:		
Sr. Notes, 8%, 2014	1,000,000	1,142,500
Sr. Notes, 8%, 2024	1,000,000	1,082,500
Jefferson Smurfit:		
Sr. Notes, 7.5%, 2013	1,500,000	1,575,000
Sr. Notes, 9.625%, 2012	2,000,000	2,260,000
Norske Skog Canada,		
Sr. Notes, 7.375%, 2014	1,500,000	1,533,750
Smurfit Capital Funding,		
Debs., 7.5%, 2025	500,000	482,500
Stone Container,		
Sr. Notes, 8.375%, 2012	1,500,000	1,657,500
		14,954,000
Publishing—4.6%		
Advanstar Communications:		
Secured Notes, 10.75%, 2010	650,000	719,875
Sr. Sub. Notes, Ser. B, 12%, 2011	900,000	960,750
CBD Media/Finance,		
Sr. Sub. Notes, 8.625%, 2011	1,500,000	1,593,750

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Publishing (continued)		
Canwest Media,		
Sr. Notes, Ser. B, 7.625%, 2013	1,000,000	1,070,000
Cenveo:		
Sr. Notes, 9.625%, 2012	750,000	826,875
Sr. Sub. Notes, 7.875%, 2013	1,500,000	1,436,250
Dex Media,		
Notes, 8%, 2013	2,000,000 [a]	2,085,000
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	488,000	563,640
Houghton Mifflin,		
Sr. Sub. Notes, 9.875%, 2013	1,400,000	1,468,250
Liberty Group Operating,		
Sr. Sub. Notes, 9.375%, 2008	3,000,000	3,033,750
Morris Publishing,		
Notes, 7%, 2013	1,000,000	995,000
PRIMEDIA,		
Sr. Notes, 8.875%, 2011	700,000	689,500
Quebecor Media,		
Sr. Discount Notes, 0/13.75%, 2011	1,250,000 [c]	1,193,750
Vertis,		
Sr. Secured Notes, 9.75%, 2009	1,000,000	1,090,000
Von Hoffmann,		
Sr. Notes, 10.25%, 2009	820,000	916,350
Yell Finance,		
Sr. Discount Notes, 0/13.5%, 2011	650,000 [c]	624,000
		19,266,740
Restaurants−.6%		
Buffets,		
Sr. Sub. Notes, 11.25%, 2010	950,000	1,002,250
Dominos,		
Sr. Sub. Notes, 8.25%, 2011	1,458,000	1,567,350
		2,569,600
Retail−4.2%		
CSK Auto,		
Sr. Notes, 7%, 2014	1,000,000	960,000
Couche-Tard U.S./Finance,		
Sr. Sub. Notes, 7.5%, 2013	1,250,000	1,325,000
Dillards,		
Notes, 7.15%, 2007	1,000,000	1,047,500

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Retail (continued)		
Finlay Fine Jewelry,		
Sr. Notes, 8.375%, 2012	750,000 a	802,500
General Nutrition Center,		
Sr. Sub. Notes, 8.5%, 2010	1,500,000 a	1,507,500
Jean Coutu:		
Sr. Notes, 7.625%, 2012	500,000 a	517,500
Sr. Sub. Notes, 8.5%, 2014	1,000,000 a	1,012,500
Jo-Ann Stores,		
Sr. Sub. Notes, 7.5%, 2012	1,250,000	1,278,125
Pantry,		
Sr. Sub. Notes, 7.75%, 2014	2,000,000	2,015,000
Petro Stopping Centers/Financial,		
Secured Notes, 9%, 2012	1,500,000	1,567,500
Rent-A-Center,		
Sr. Sub. Notes, Ser. B, 7.5%, 2010	1,500,000	1,590,000
Rite Aid:		
Debs., 7.7%, 2027	1,250,000	1,093,750
Sr. Secured Notes, 8.125%, 2010	1,250,000	1,318,750
Saks,		
Sr. Sub. Notes, 7.375%, 2019	1,750,000	1,767,500
		17,803,125
Services−4.5%		
Affinity,		
Sr. Sub. Notes, 9%, 2012	1,050,000	1,102,500
Alderwoods,		
Sr. Notes, 7.75%, 2012	1,000,000 a	1,045,000
Buhrmann U.S.,		
Sr. Sub. Notes, 8.25%, 2014	2,000,000 a	2,015,000
Coinmach,		
Sr. Notes, 9%, 2010	450,000	457,875
Corrections Corporation of America,		
Sr. Notes, 7.5%, 2011	3,300,000	3,489,750
Iron Mountain:		
Sr. Sub. Notes, 6.625%, 2016	1,500,000	1,417,500
Sr. Sub. Notes, 7.75%, 2015	400,000	418,000
JohnsonDiversey,		
Sr. Discount Notes, 0/10.67%, 2013	1,500,000 c	1,226,250
LodgeNet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	1,800,000	1,975,500

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Services (continued)		
Monitronics International,		
Sr. Sub. Notes, 11.75%, 2010	1,000,000 a	1,086,250
Nebraska Book,		
Sr. Sub. Notes, 8.625%, 2012	2,500,000	2,500,000
Wesco Distribution,		
Sr. Sub. Notes, Ser. B, 9.125%, 2008	2,000,000	2,070,000
		18,803,625
Technology—2.2%		
Activant Solutions,		
Sr. Notes, 10.5%, 2011	1,250,000	1,306,250
Amkor Technologies,		
Conv. Sub. Notes, 5.75%, 2006	750,000	698,438
Avnet,		
Conv. Sr. Notes, 2%, 2034	1,000,000	928,750
Da-Lite Screen,		
Sr. Notes, 9.5%, 2011	1,500,000 a	1,582,500
Lucent Technologies:		
Notes, 5.5%, 2008	500,000	483,750
Notes, 7.25%, 2006	1,000,000	1,047,500
UGS,		
Sr. Sub. Notes, 10%, 2012	1,000,000 a	1,095,000
Xerox,		
Sr. Notes, 7.625%, 2013	1,000,000	1,067,500
Xerox Capital Trust I,		
Capital Securities, 8%, 2027	1,000,000	962,500
		9,172,188
Telecommunications—3.9%		
American Tower,		
Sr. Notes, 9.375%, 2009	4,000,000	4,290,000
Centennial Cell Communications,		
Sr. Notes, 10.125%, 2013	500,000	516,250
Cincinnati Bell,		
Sr. Notes, 7.25%, 2013	1,000,000	945,000
Crown Castle International,		
Sr. Notes, 7.5%, 2013	500,000	502,500
Eircom Funding,		
Notes, 8.25%, 2013	1,500,000	1,627,500
MCI,		
Sr. Notes, 5.908%, 2007	1,500,000	1,479,375

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
Nextel Communications,		
Sr. Notes, 7.375%, 2015	3,000,000	3,150,000
Qwest Communications International,		
Sr. Notes, 7.5%, 2014	2,350,000 [a]	2,103,250
Rural Cellular,		
Sr. Secured Notes, 8.25%, 2012	1,000,000 [a]	1,022,500
Spectrasite,		
Sr. Notes, 8.25%, 2010	750,000	787,500
		16,423,875
Textiles/Apparel−1.2%		
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	1,400,000	1,459,500
Oxford Industries,		
Sr. Notes, 8.875%, 2011	750,000 [a]	806,250
Perry Ellis International,		
Sr. Sub. Notes, Ser. B, 8.875%, 2013	500,000	527,500
Phillips Van-Heusen:		
Sr. Notes, 7.25%, 2011	500,000	518,750
Sr. Notes, 8.125%, 2013	1,500,000	1,601,250
		4,913,250
Utilities−4.4%		
AES:		
Sr. Notes, 7.75%, 2014	1,500,000	1,518,750
Sr. Notes, 9.5%, 2009	250,000	279,375
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	500,000 [a]	532,500
Notes, 7.8%, 2011	1,500,000	1,575,000
Dynegy,		
Sr. Notes, 6.875%, 2011	1,250,000	1,168,750
Edison Mission Energy,		
Sr. Notes, 7.73%, 2009	2,750,000	2,894,375
El Paso:		
Notes, 7.75%, 2010	2,000,000	1,932,500
Sr. Notes, 7.875%, 2012	1,000,000	967,500
NRG Energy,		
Sr. Secured Notes, 8%, 2013	1,500,000 [a]	1,582,500
Semco Energy,		
Sr. Notes, 7.75%, 2013	1,000,000	1,055,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities (continued)		
Southern Star Central, Sr. Secured Notes, 8.5%, 2010	750,000	825,000
Tennessee Gas Pipeline, Debs., 7.5%, 2017	1,500,000	1,546,875
Williams Cos., Notes, 7.625%, 2019	2,500,000	2,712,500
		18,590,625
Total Bonds and Notes (cost $372,916,182)		**384,313,773**

Preferred Stocks−1.1%	Shares	Value ($)
Oil & Gas−.2%		
Chesapeake Energy, Cum. Conv., $ 1.03	1,000 [a]	**1,043,750**
Paper−.2%		
Smurfit-Stone Container, Ser. A, Cum. Conv., $ 1.75	40,000	**1,005,000**
Telecommunications−.5%		
Crown Castle International, Cum. Conv., $ 1.563	44,000	**2,029,500**
Utilities−.2%		
Calpine Capital Trust:		
Conv., $ 1.438	10,000	490,000
Cum. Conv., $ 1.375	5,000	240,000
		730,000
Total Preferred Stocks (cost $4,235,578)		**4,808,250**

Other Investments—4.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $20,568,000)	20,568,000 d	**20,568,000**
Total Investments (cost $397,719,760)	**97.4%**	**409,690,023**
Cash and Receivables (Net)	**2.6%**	**11,011,175**
Net Assets	**100.0%**	**420,701,198**

Portfolio Summary †

	Value (%)		Value (%)
Health Care	6.6	Utilities	4.4
Gaming	5.9	Cable/Media	4.3
Money Market Investments	4.9	Chemicals/Plastics	4.2
Oil & Gas	4.7	Retail	4.2
Publishing	4.6	Other	44.6
Food & Beverages	4.5		
Services	4.5		**97.4**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	377,151,760	389,122,023
Affiliated issuers	20,568,000	20,568,000
Cash		4,627,480
Dividends and interest receivable		7,764,432
Receivable for shares of Common Stock subscribed		875,792
Receivable for investment securities sold		873,781
Prepaid expenses		12,883
		423,844,391
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		501,777
Payable for investment securities purchased		2,226,418
Payable for shares of Common Stock redeemed		282,010
Accrued expenses		132,988
		3,143,193
Net Assets ($)		**420,701,198**
Composition of Net Assets ($):		
Paid-in capital		409,052,848
Accumulated undistributed investment income–net		2,469,620
Accumulated net realized gain (loss) on investments		(2,791,533)
Accumulated net unrealized appreciation (depreciation) on investments		11,970,263
Net Assets ($)		**420,701,198**

Net Asset Value Per Share	Class A	Class B	Class C	Class R
Net Assets ($)	184,674,496	69,572,625	155,188,688	11,265,389
Shares Outstanding	13,332,997	5,027,350	11,234,520	811,777
Net Asset Value Per Share ($)	**13.85**	**13.84**	**13.81**	**13.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2004

Investment Income ($):	
Income:	
Interest	28,338,057
Cash dividends:	
Unaffiliated issuers	239,648
Affiliated issuers	161,411
Total Income	**28,739,116**
Expenses:	
Management fee—Note 3(a)	2,776,875
Distribution fees—Note 3(b)	1,278,422
Shareholder servicing costs—Note 3(c)	1,244,241
Registration fees	166,867
Professional fees	68,669
Prospectus and shareholders' reports	42,358
Custodian fees—Note 3(c)	35,333
Directors' fees and expenses—Note 3(d)	31,514
Miscellaneous	41,107
Total Expenses	**5,685,386**
Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a)	(47,160)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(5,805)
Net Expenses	**5,632,421**
Investment Income—Net	**23,106,695**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(1,721,640)
Net unrealized appreciation (depreciation) on investments	9,149,527
Net Realized and Unrealized Gain (Loss) on Investments	**7,427,887**
Net Increase in Net Assets Resulting from Operations	**30,534,582**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
	2004	2003[a]
Operations ($):		
Investment income–net	23,106,695	3,696,450
Net realized gain (loss) on investments	(1,721,640)	(666,715)
Net unrealized appreciation (depreciation) on investments	9,149,527	2,820,736
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,534,582**	**5,850,471**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(11,324,959)	(1,359,110)
Class B shares	(3,695,052)	(481,034)
Class C shares	(7,348,141)	(708,104)
Class R shares	(285,877)	(3,797)
Total Dividends	**(22,654,029)**	**(2,552,045)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	150,807,247	125,951,139
Class B shares	31,788,716	49,254,903
Class C shares	96,003,225	77,065,981
Class R shares	12,665,028	2,523,615
Dividends reinvested:		
Class A shares	7,249,919	977,748
Class B shares	1,911,708	251,694
Class C shares	3,092,298	267,757
Class R shares	175,060	3,797
Cost of shares redeemed:		
Class A shares	(94,524,848)	(10,930,411)
Class B shares	(11,251,572)	(4,807,298)
Class C shares	(22,441,129)	(2,120,050)
Class R shares	(3,840,027)	(552,281)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**171,635,625**	**237,886,594**
Total Increase (Decrease) in Net Assets	**179,516,178**	**241,185,020**
Net Assets ($):		
Beginning of Period	241,185,020	–
End of Period	**420,701,198**	**241,185,020**
Undistributed investment income–net	2,469,620	1,267,416

	Year Ended August 31,	
	2004	2003[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	10,928,343	9,537,075
Shares issued for dividends reinvested	528,411	73,770
Shares redeemed	(6,914,083)	(820,519)
Net Increase (Decrease) in Shares Outstanding	**4,542,671**	**8,790,326**
Class B[b]		
Shares sold	2,309,911	3,738,190
Shares issued for dividends reinvested	139,430	19,018
Shares redeemed	(817,624)	(361,575)
Net Increase (Decrease) in Shares Outstanding	**1,631,717**	**3,395,633**
Class C		
Shares sold	6,967,475	5,824,305
Shares issued for dividends reinvested	225,871	20,231
Shares redeemed	(1,643,033)	(160,329)
Net Increase (Decrease) in Shares Outstanding	**5,550,313**	**5,684,207**
Class R		
Shares sold	923,696	194,102
Shares issued for dividends reinvested	12,804	296
Shares redeemed	(277,359)	(41,762)
Net Increase (Decrease) in Shares Outstanding	**659,141**	**152,636**

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*

[b] *During the period ended August 31, 2004, 39,315 Class B shares representing $540,340 were automatically converted to 39,303 Class A shares and during the period ended August 31, 2003, 10,447 Class B shares representing $138,184 were automatically converted to 10,446 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,	
Class A Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.39	12.50
Investment Operations:		
Investment income—net[b]	.92	.48
Net realized and unrealized		
gain (loss) on investments	.45	.70
Total from Investment Operations	1.37	1.18
Distributions:		
Dividends from investment income—net	(.91)	(.29)
Net asset value, end of period	13.85	13.39
Total Return (%)[c]	10.40	9.55[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.18	1.33[e]
Ratio of net expenses to average net assets	1.16	1.25[e]
Ratio of net investment income		
to average net assets	6.60	6.31[e]
Portfolio Turnover Rate	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	184,674	117,731

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

	Year Ended August 31,	
Class B Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.38	12.50
Investment Operations:		
Investment income—net[b]	.84	.44
Net realized and unrealized gain (loss) on investments	.45	.70
Total from Investment Operations	1.29	1.14
Distributions:		
Dividends from investment income—net	(.83)	(.26)
Net asset value, end of period	13.84	13.38
Total Return (%)[c]	9.83	9.24[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.72	1.88[e]
Ratio of net expenses to average net assets	1.71	1.75[e]
Ratio of net investment income to average net assets	6.06	5.77[e]
Portfolio Turnover Rate	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	69,573	45,444

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

	Year Ended August 31,	
Class C Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.36	12.50
Investment Operations:		
Investment income—net[b]	.81	.43
Net realized and unrealized		
gain (loss) on investments	.45	.68
Total from Investment Operations	1.26	1.11
Distributions:		
Dividends from investment income—net	(.81)	(.25)
Net asset value, end of period	13.81	13.36
Total Return (%)[c]	9.53	9.00[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.96	2.11[e]
Ratio of net expenses to average net assets	1.94	2.00[e]
Ratio of net investment income		
to average net assets	5.82	5.64[e]
Portfolio Turnover Rate	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	155,189	75,962

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Year Ended August 31,	
Class R Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.42	12.50
Investment Operations:		
Investment income—net[b]	.94	.42
Net realized and unrealized gain (loss) on investments	.46	.80
Total from Investment Operations	1.40	1.22
Distributions:		
Dividends from investment income—net	(.94)	(.30)
Net asset value, end of period	13.88	13.42
Total Return (%)	10.75	9.80[c]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	.90	1.35[d]
Ratio of net expenses to average net assets	.90	1.00[d]
Ratio of net investment income to average net assets	6.92	6.11[d]
Portfolio Turnover Rate	62.65	21.71[c]
Net Assets, end of period ($ x 1,000)	11,265	2,048

[a]   *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
[d]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Income Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to maximize total return consistent with capital preservation and prudent risk management. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Shenkman Capital Management, Inc. ("Shenkman") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C and Class R. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments, other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the fund's Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the fund's Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be consid-

ered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus as defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the fund on the ex-dividend date. The fund declares and pays dividends from investment income–net monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On August 31, 2004, the Board of Directors declared a cash dividend per share of $.080 for Class A, $.074 for Class B, $.071 for Class C and $.083 for Class R from undistributed investment income–net, payable

on September 1, 2004 (ex-dividend date) to shareholders of record as of the close of business on August 31, 2004.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At August 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,469,620, accumulated capital losses $591,715 and unrealized appreciation $11,479,642. In addition, the fund had $2,178,568 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, respectively, were as follows: ordinary income $22,654,029 and $2,552,045.

During the period ended August 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums, the fund increased accumulated undistributed investment income–net by $749,538, decreased net realized gain (loss) on investments by $386,032 and decreased paid-in capital by $363,506. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund

based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with Dreyfus, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2003 through January 1, 2004, to reduce the management fee paid by the fund or assume excess expenses of the fund, to the extent that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $47,160 during the period ended August 31, 2004.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Shenkman, Dreyfus pays Shenkman a fee payable monthly at the annual rate of .30 of 1% of the value of the fund's average daily net assets.

During the period ended August 31, 2004, the Distributor retained $151,207 from commissions earned on sales of the fund's Class A shares, and $154,297 and $67,127 from contingent deferred sales charges on redemptions of the fund's Class B and C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2004, Class B and Class C shares were charged $309,986 and $968,436, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of

their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2004, Class A, Class B and Class C shares were charged $436,225, $154,993 and $322,812, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2004, the fund was charged $124,432 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement to provide custodial services for the fund. During the period ended August 31, 2004, the fund was charged $35,333 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $262,789, Rule 12b-1 distribution plan fees $126,666, shareholder services plan fees $85,216, custodian fees $4,356 and transfer agency per account fees $22,750.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2004, amounted to $381,531,660 and $216,972,144, respectively.

At August 31, 2004, the cost of investments for federal income tax purposes was $398,210,381; accordingly, accumulated net unrealized appreciation on investments was $11,479,642, consisting of $13,461,790 gross unrealized appreciation and $1,982,148 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations

in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier High Income Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier High Income Fund (one of the funds comprising Dreyfus Bond Funds, Inc.) as of August 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of August 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier High Income Fund at August 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 14, 2004

IMPORTANT TAX INFORMATION (Unaudited)

The fund designates 0.95% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax return.

BOARD MEMBERS INFORMATION (Unaudited)

Richard C. Leone (64)
Board Member (1976)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

No. of Portfolios for which Board Member Serves: 11

————————

Hans C. Mautner (66)
Board Member (1978)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998–present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
    Mezzacappa Long/Short Fund LLC
    Mezzacappa Multi-Strategy Fund LLC
    Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

————————

Robin A. Pringle (40)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit organization that is leading the movement to connect America's young people with caring adult mentors

No. of Portfolios for which Board Member Serves: 11

————————

John E. Zuccotti (67)
Board Member (1977)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 97 investment companies (comprised of 190 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 97 investment companies (comprised of 190 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 37 investment companies (comprised of 46 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 95 investment companies (comprised of 199 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 30 investment companies (comprised of 59 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since January 2003.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
High Income Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Shenkman Capital Management, Inc.
461 Fifth Avenue
New York, NY 10017

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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